Exhibit 99.1

NEWS RELEASE

PRECISION DRILLING TRUST CONFIRMS A
US$10.00 FINAL PROPOSAL FOR GREY WOLF, INC.

Calgary, Alberta, Canada – June 25, 2008

Precision Drilling Trust ("Precision") confirmed today that it has provided Grey Wolf, Inc. ("Grey Wolf") with a final business combination proposal for US$10.00 per Grey Wolf share.  Precision is strongly of the view that its proposal offers Grey Wolf shareholders a superior alternative to a merger with Basic Energy Services, Inc. ("Basic") and represents a compelling long-term value creation opportunity for both Precision and Grey Wolf securityholders.

Precision's final proposal provides for the acquisition of all of the common shares of Grey Wolf for US$10.00 per share (on a fully diluted basis), comprised of cash and trust units of Precision, at the election of Grey Wolf shareholders, subject to proration such that the cash portion does not exceed 50% of the aggregate offer price.  Precision's proposal is in relation to Grey Wolf alone and does not, and will not, extend to a merged Grey Wolf and Basic.  A copy of Precision's proposal letter to Grey Wolf is attached to this press release.

The US$10.00 per share offer implies a multiple of 8.1 times consensus 2008 estimated cash flow per share and represents a 34% premium to the average closing price over the thirty trading days prior to June 8, 2008, the date Precision's initial proposal was provided to Grey Wolf.  In addition, this proposal represents a 21% premium to Grey Wolf’s closing price of US$8.28 on June 9, 2008, the day before Precision’s initial proposal to Grey Wolf became public.

"We believe our offer to Grey Wolf represents a compelling strategic opportunity which is in the best interests of the securityholders of both companies.  Our proposal is fully priced and we will not make any further revisions.  We are prepared to commence our due diligence and work towards the execution of a definitive agreement immediately.  If the Grey Wolf board of directors chooses to reject our proposal, we will suspend all current efforts to pursue a merger with Grey Wolf" said Kevin Neveu, Precision’s Chief Executive Officer.

Precision has received letters from Deutsche Bank Securities Inc. and Royal Bank of Canada with respect to each being highly confident in their ability to provide Precision with the debt financing required to complete the proposed business combination.  Each bank is prepared to commence its customary due diligence with the objective of providing the debt financing on a committed basis on customary terms and conditions in advance of

4200, 150 - 6th Avenue S.W.
Calgary, Alberta, Canada T2P 3Y7
Telephone: 403.716.4500
Facsimile:  403.264.0251
www.precisiondrilling.com

the execution of a definitive agreement.  In addition, Precision has a number of existing credit facilities available to finance its activities.  Precision's existing committed facilities include a C$700 million unsecured credit facility led by Royal Bank of Canada, of which approximately C$600 million is currently available to Precision to assist in the funding of the proposed business combination with Grey Wolf.

Precision’s proposal is subject to (i) completion by Precision and its representatives of focused confirmatory due diligence which will be conducted on an expedited basis, and (ii) negotiation of acceptable legal documentation, which is expected to contain substantially the same terms (apart from consideration) as the Agreement and Plan of Merger between Grey Wolf and Basic (the "Basic Agreement").  Closing of the proposed transaction would be subject to Grey Wolf shareholder, Hart-Scott-Rodino, and other customary approvals.  Given sufficient access to information, Precision expects to be able to complete its due diligence and enter into a mutually satisfactory definitive agreement and plan of merger with Grey Wolf within a two week period.

Precision expects to maintain Grey Wolf's principal offices and facilities and to offer attractive opportunities for Grey Wolf's employees to have continued roles in the combined entity.   Precision is also prepared to discuss Grey Wolf nominees to the Board of Directors of Precision Drilling Corporation, the administrator of Precision.

Precision's previously disclosed growth strategy includes expansion of its service offerings to the United States by leveraging its competitive strengths and its reputation for high performance, high value onshore drilling services for oil and natural gas exploration and development.  Precision believes a business combination with Grey Wolf fits this strategy and accelerates its organic new rig construction program.  The combined companies would have much greater scale and a stronger financial position allowing Precision and Grey Wolf to substantially advance their mutual business objectives in the contract drilling business.

Formal discussions in relation to the proposed business combination have not yet been initiated between Precision and Grey Wolf.  While Precision is hopeful that discussions with Grey Wolf will commence immediately so that a formal agreement can be reached as soon as possible, there can be no assurance that discussions will be initiated, or that any agreement will be reached, between Precision and Grey Wolf in respect of the proposed business combination.

Precision is a leading provider of safe, high performance energy services to the North American oil and gas industry.  Precision provides customers with access to an extensive fleet of contract drilling rigs, service rigs, camps, snubbing units, wastewater treatment units and rental equipment backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision Drilling Trust is listed on the Toronto Stock Exchange under the trading symbol "PD.UN" and on the New York Stock Exchange under the trading symbol "PDS".

For further information please contact Kevin Neveu, Chief Executive Officer, or Doug Strong, Chief Financial Officer of Precision Drilling Corporation, Administrator of Precision Drilling Trust, 4200, 150 - 6th Avenue S.W., Calgary, Alberta T2P 3Y7, Telephone 403.716.4500, Fax 403.264.0251; website: www.precisiondrilling.com.

This press release contains statements that may constitute "forward-looking information" or "forward-looking statements" (collectively, "forward-looking information") within the meaning of applicable securities legislation.  This forward-looking information includes, among others, statements regarding business strategy, plans and other expectations, beliefs, goals, objectives, information and statements about possible future events, including Precision's proposed business combination with Grey Wolf.  Readers are cautioned not to place undue reliance on such forward-looking information.  Forward-looking information is based on current expectations, estimates and assumptions that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by Precision and described in the forward-looking information contained in this press release.  There can be no assurance that discussions will be initiated, or that any agreement will be reached, between Precision and Grey Wolf.

June 24, 2008

Mr. Thomas P. Richards
Chairman & Chief Executive Officer
Grey Wolf, Inc.
10370 Richmond Ave., Suite 600
Houston, Texas 77042

Dear Mr. Richards:

Upon further reflection of the strategic merits of a combination of Precision Drilling Trust ("Precision") and Grey Wolf, Inc. ("Grey Wolf"), the Board of Trustees of Precision is prepared to make a final proposal to you on the terms outlined below.  We believe that this final proposal represents a compelling long-term value creation opportunity for both Precision and Grey Wolf securityholders.

1.   Purchase Price.  Precision's proposal provides for the acquisition of all of the common shares of Grey Wolf for US$10.00 per share (on a fully diluted basis), comprised of cash and trust units of Precision, at the election of Grey Wolf shareholders, subject to proration such that the cash portion does not exceed 50% of the aggregate offer price.  Precision's proposal is in relation to Grey Wolf alone and does not, and will not, extend to a merged Grey Wolf and Basic Energy Services, Inc. ("Basic").

The US$10.00 per share amount implies a multiple of 8.1 times consensus 2008 estimated cash flow per share and represents a 34% premium to the average closing price over the thirty trading days prior to June 8, 2008, the date Precision's initial proposal was provided to Grey Wolf.  In addition, this proposal represents a 21% premium to Grey Wolf’s closing price of US$8.28 on June 9, 2008, the day before Precision’s initial proposal to Grey Wolf became public.

2.   Conditions.  Our proposal is subject to (i) completion by Precision and its representatives of focused confirmatory due diligence, which we will conduct on an expedited basis, and (ii) negotiation of acceptable legal documentation, which we expect to contain substantially the same terms (apart from consideration) as the Agreement and Plan of Merger between Grey Wolf and Basic (the "Basic Agreement").  Closing of the proposed transaction would be subject to Grey Wolf shareholder, Hart-Scott-Rodino, and other customary approvals.  Please note that we are not required to seek Precision unitholder approval for the proposed transaction.

3.   Timing.  As communicated to you previously, Precision is prepared to move expeditiously in evaluating, negotiating and entering into a transaction and expects to be able to complete this process within a two week period.

4.    Financing.  We have received assurances in writing (see attachments) from Deutsche Bank Securities Inc. and Royal Bank of Canada, financial institutions of national reputation, with respect to each being highly confident in their ability and willingness to provide us with the debt financing required to complete the proposed business combination.  Each bank is prepared to commence its customary due diligence with the objective of providing the debt financing on a committed basis on customary terms and conditions in advance of execution of a definitive merger agreement.  In addition, and as communicated to you previously, Precision has a number of existing credit facilities available to finance our activities, including a C$700 million unsecured credit facility led by Royal Bank of Canada.  As of the date of this letter, we have approximately C$600 million of borrowing capacity available to us to assist in the funding of the proposed business combination.

We expect to maintain Grey Wolf's principal offices and facilities and to offer attractive opportunities for Grey Wolf's employees to have continued roles in the combined entity.  We are also prepared to discuss Grey Wolf nominees to the Board of Directors of Precision Drilling Corporation, the administrator of Precision.

Precision’s growth strategy includes expansion of its service offerings to the United States by leveraging its competitive strengths and its reputation for high performance, high value onshore drilling services for oil and natural gas exploration and development.  We believe that a business combination with Grey Wolf fits this strategy and accelerates our organic new rig construction program.  Our combined companies would have much greater scale and a stronger financial position allowing us to substantially advance our mutual business objectives in the contract drilling business.

We hope that you will again give our proposal your prompt and fullest consideration.   We believe that our proposal provides a compelling strategic opportunity for our collective securityholders, which the shareholders of Grey Wolf should be given the opportunity to consider.  Although we believe strongly in the merits of the proposed merger of our two companies, we are only prepared to proceed with a merger in circumstances where the consideration offered to the shareholders of Grey Wolf is also equitable to the unitholders of Precision. Do not hesitate to contact me at the numbers previously provided, if you have any questions or if we can assist you in further evaluating our proposal.

Sincerely,

PRECISION DRILLING TRUST, by its
administrator, Precision Drilling Corporation

<signed>
Kevin A. Neveu,
Chief Executive Officer

cc: Robert L. Phillips, Chairman

Attachments